
SMARTASS & SASS

Anh M. · 3rd

Sass Master (CMO) at Smartass & Sass // Co-Creator at Escape Lincoln

Lincoln, Nebraska, United States · Contact info

376 connections

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Smartass & Sass

About

Experienced and results-oriented leader with a history of building teams and products to achieve client success and profitability. Skilled in Web Development, Marketing & Growth Strategies, Search Engine Optimization (SEO), User Experience Design/Development (Search Engine Optimization SEO), Product Development/Strategy /Implementation as well as Business Analysis for the internet industry. Passionate about all things relat ...see more

Activity

396 followers

Anh M. reshared a post • 2w



😍😍😍

3

Anh M. reshared a post • 3w


We hit 2x our pre-launch goal AND we launched early!

What a whirlwind!!!

Killin' it over here! 😼❤️

8 · 1 comment

Anh M. commented on a post • 1mo

LOL That's freaking hilarious

32 · 3 comments

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Experience

Sass Master (CMO)
Smartass & Sass · Full-time
Nov 2020 - Present · 1 yr 8 mos
Lincoln, Nebraska, United States

Co Creator
Escape Lincoln
Aug 2015 - Present · 6 yrs 11 mos
Lincoln, Nebraska

Co-creator of Escape Lincoln, Lincoln's first escape room, located downtown in Lincoln's historic Haymarket, in the lower level of the Apothecary building. You and your friends are locked in a ...see more

Director of Marketing
Pen-Link, Ltd.
Mar 2016 - Nov 2020 · 4 yrs 9 mos
Lincoln, Nebraska Area

Pen-Link is a technology company that provides communications surveillance collection and analysis software for law enforcement agencies. Beyond the data and analytics, it's about improving tl ...see more

IBM
4 yrs 8 mos
Lincoln, Nebraska Area

- **Employment Branding - Interactive Manager**
  Mar 2015 - Mar 2016 · 1 yr 1 mo
- **Web Manager**
  Oct 2014 - Mar 2015 · 6 mos
- **Web Strategist**
  Aug 2011 - Oct 2014 · 3 yrs 3 mos

  - Oversee the development of web-based projects;
  - Maintain the integrity of Kenexa's brand and web presence by strategizing how to present K ...see more

Online Production Strategist
Harrison College
Jan 2010 - Sep 2011 · 1 yr 9 mos

Website traffic growth and development, copy writing, graphic design, and analytics.
...see more

Show all 10 experiences →

Volunteering

Board Member
Lincoln Civic Orchestra
Apr 2011 - Dec 2017 · 6 yrs 9 mos
Arts and Culture

Skills

SEO
31 endorsements

Email Marketing
Endorsed by 2 colleagues at PenLink
31 endorsements

Web Design
Endorsed by Trista Whitehead who is highly skilled at this
Endorsed by 2 colleagues at PenLink
19 endorsements

Show all 41 skills →

Recommendations

Received Given

Caroline Kilday · 3rd
Director of Marketing at Alertus Technologies
November 22, 2016, Caroline worked with Anh on the same team

I had the pleasure of working with Anh during my tenure at Kenexa and IBM - SmarterWorkforce. Anh is one of those rare individuals who seems to have no limits to what she can do, and do well. From knowledge of all things web to producing excellent content and a sharp eye for creative, she sets the standard of the ideal digital marketing professional. While we no longer work for the same co ...see more

Mark Derowitsch · 3rd
Senior Specialist / Communications at Olsson
February 14, 2013, Mark worked with Anh on the same team

Anh is a detailed-oriented person who anticipates challenges and offers solutions to meet them. She's talented, creative, great to work with and is a relentless problem solver. When an issue arises, you want Anh on your team because she always comes through with a way to successfully deal with it.

Alvin W. · 3rd
Director of Application Engineering and Support at OneAmerica
July 20, 2011, Alvin was senior to Anh but didn't manage Anh directly

Anh McClure is just what our program needed to manage our third party vendors. Her approach and attention to detail was embraced by the leadership team and her peers. I'd recommend her services to any company that needs someone become a subject matter expert using a third party tool.

Show all 18 received →

Projects

Web strategy and execution
Jan 2010 - Present
Associated with Kenexa, an IBM Company

The concept, plan, launch and ongoing oversight of an external or internal website that provides a unique and compelling user experience. A great Web strategy and display should bring to life the organization's v ...see more

Other creators
+3

Employment Branding
Apr 2008 - Present
Associated with Kenexa, an IBM Company

Defining an organization's culture and wrapping it in a unique creative expression that reflects an organization's internal brand. Defining, writing and telling the story of your organizations personality to the world. Th ...see more

Other creators
+7

Languages

English

Organizations

Lincoln Civic Orchestra
Board Member · Apr 2012 - Present
Associated with Kenexa, an IBM Company

Interests

Influencers Companies Groups Schools



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Founder of SPANX
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